APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Little Beast Reston, LLC
Balance Sheet - unaudited
For the period ended March 31st, 2021

	Current Period	Prior Period
	31-Mar-21	31-Dec-20
ASSETS		
Current Assets:		
Cash	$ 200,000.00	$ -
Petty Cash	5,000.00	-
Accounts Receivables	-	-
Inventory	-	-
Prepaid Expenses	-	-
Employee Advances	-	-
Temporary Investments	-	-
Total Current Assets	205,000.00	-
Fixed Assets:		
Land	-	-
Buildings	-	-
Furniture and Equipment	20,000.00	-
Computer Equipment	5,000.00	-
Vehicles	-	-
Less: Accumulated Depreciation	-	-
Total Fixed Assets	25,000.00	-
Other Assets:		
Trademarks	-	-
Patents	-	-
Security Deposits	32,000.00	-
Other Assets	-	-
Total Other Assets	32,000.00	-
TOTAL ASSETS	$ **262,000.00**	$ -
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ 262,000.00	$ -
Business Credit Cards	-	-
Sales Tax Payable	-	-
Payroll Liabilities	-	-
Other Liabilities	-	-

Current Portion of Long-Term Debt		-	-
Total Current Liabilities		262,000.00	-
Long-Term Liabilities:			
Notes Payable		-	-
Mortgage Payable		-	-
Less: Current portion of Long-term debt		-	-
Total Long-Term Liabilities		-	-
EQUITY			
Capital Stock/Partner's Equity		-	-
Opening Retained Earnings		-	-
Dividends Paid/Owner's Draw		-	-
Net Income (Loss)		-	-
Total Equity		-	-
TOTAL LIABILITIES & EQUITY	$	262,000.00	$ -
Balance Sheet Check		-	-

I, Aaron Gordon, certify that:

1. The financial statements of Little Beast Reston, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Little Beast Reston, LLC has not been included in this Form as Little Beast Reston, LLC was formed on 03/24/2021 and has not filed a tax return to date.

Signature   *Aaron Gordon*

Name: Aaron Gordon

Title: Owner, Managing Partner